UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-36222

Autohome Inc.

18th Floor Tower B, CEC Plaza

3 Dan Ling Street

Haidian District, Beijing 100080

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amended and Restated Code of Business Conduct and Ethics

On October 31, 2022, the board of directors of Autohome Inc. (the “Company”) approved its amended and restated code of business conduct and ethics (the “Code of Business Conduct and Ethics”). A copy of the Code of Business Conduct and Ethics is attached hereto as Exhibit 99.1.

The Code of Business Conduct and Ethics is also available on the Company’s website at http://ir.autohome.com.cn.

Exhibit Index

Exhibit 99.1 – Code of Business Conduct and Ethics, adopted on October 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autohome Inc.

By :	/s/ Quan Long
Name:	Quan Long
Title :	Chairman of the Board and Chief Executive Officer

Date: November 3, 2022